Mail Stop 3561

August 24, 2009

Thomas J. Webb
Executive Vice President and Chief Financial Officer
CMS Energy Corporation
One Energy Plaza
Jackson, Michigan  49201

> **Re:** **CMS Energy Corporation**
> **Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
> **File No. 001-09513**

Dear Mr. Webb:

We have reviewed your response to our letter dated July 29, 2009 and have the following comments.  Please feel free to call us at the telephone numbers listed at the end of this letter if you have any questions.

Annual Report on Form 10-K

1. We note your response to comment one of our letter dated July 29, 2009.  Please confirm that you will include this discussion in future filings, as appropriate.

2. We note your response to comment two of our letter dated July 29, 2009.  If a company is required to file an exhibit under Item 601(b)(10) of Regulation S-K, it must file a complete exhibit including all appendices, attachments and schedules.  While Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, Item 601(b)(10) does not include a similar provision.  In addition, your indication that such attachments exist in a format that is not easily converted to EDGAR is not an acceptable reason why they should not be filed on EDGAR.  Accordingly, please file the complete exhibits required by Item 601(b)(10) of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3725 with any questions.

Sincerely,


H. Christopher Owings
Assistant Director